                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Friedman,                        Richard             A.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   AMF Bowling, Inc.
   (PIN)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   July/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   7/28/99  |    X   |   |      01       | A   |  $5.00   |      02      |    I    |   01,02  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |              |                 |                       |        |9.       |10.   |      |
               |        |        |       |              |                 |                       |        |Number   |Owner-|      |
               |        |        |       |              |                 |                       |        |of       |ship  |      |
               |2.      |        |       |              |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |       | 5.           |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |       | Number of    |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |       | Derivative   |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.     | Securities   |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans- | Acquired (A) |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action | or Disposed  |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code   | of (D)       |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr | (Instr. 3,   |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)     | 4 and 5)     |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------ | ------------ |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)  |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Subscription   |        |        |     | |       |      |        |        |             |         |        |         |      |      |
Rights (right  |        |        |     | |       |      |        |        |             |         |        |         |      |      |
to buy)        | $5.00  | 7/28/99| X   | |       |  01  |  Immed.|7/28/99 |Common Stock |    01   |        |   -0-   |   I  |01,02 |
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0% Convertible |        |        |     | |       |      |        |        |             |         |        |         |      |      |
Debentures due |        |        |     | |       |      |        |        |             |         |        |         |      |      |
2018           |   03   | 7/29/99| S   | |       |  03  |  Immed.|5/12/18 |Common Stock |    03   |   03   |    04   |   I  |01,04 |
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Warrants to    |        |        |     | |       |      |        |        |             |         |        |         |      |      |
purchase       |        |        |     | |       |      |        |        |             |         |        |         |      |      |
Common Stock   | $0.01  |        |     | |       |      |  Immed.|5/1/06  |Common Stock | 870,000 |        | 870,000 |   I  |01,02 |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any. On June 28, 1999, AMF Bowling, Inc. (the "Company") announced the terms of its rights offering (the "Rights Offering"), pursuant to which the Company issued each holder of Common Stock 0.4698 rights (the "Rights") for each share of Common Stock held at the close of business on July 7, 1999. Each whole Right was exercisable for one share of Common Stock at a subscription price of $5.00 per share (the "Basic Subscription Privilege"). The Rights had an over-subscription privilege, entitling participating holders to elect to purchase a portion of the shares not purchased in the Rights
Offering by other Rights holders. The Rights also included a conditional over-subscription privilege (the "Conditional Over-Subscription Privilege"), entitling participating holders to elect to purchase additional shares of Common Stock to increase the total proceeds of the Rights Offering to $120 million. The Rights Offering expired at 5:00 p.m., New York City time, on July 28, 1999.

Prior to the expiration of the Rights Offering, on July 28, 1999, certain investment partnerships (the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner, fully exercised the Basic Subscription Privileges and partially exercised the Conditional Over-Subscription Privileges of their Rights. As a result of such exercises, the Limited Partnerships acquired an additional 14,096,026 shares of Common Stock at a price per share of $5.00. Goldman Sachs is the investment manager of one or more of the Limited Partnerships.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 44,062,619 shares of Common Stock through the Limited Partnerships. GS Group owns beneficially and directly immediately exercisable warrants to purchase 870,000 shares of Common Stock, which number of shares is subject to adjustment due to the Rights Offering in accordance with the terms of the warrants.

03: On June 28, 1999, the Company announced the terms of its tender offer (the "Tender Offer") to purchase a portion of the outstanding Zero Coupon Convertible Debentures due 2018 (the "Debentures"). The Tender Offer commenced on June 29, 1999. The Tender Offer was for a minimum of $450,000,000 aggregate principal amount at maturity of Debentures and a maximum of $514,286,000 aggregate principal amount at maturity of Debentures for cash consideration of $140 per $1,000 principal amount at maturity. The Tender Offer expired at 12:00 midnight on July 29, 1999 (the "Tender Offer Expiration Date"). The Company accepted for purchase $514,286,000 aggregate principal amount at maturity of Debentures tendered in the Tender Offer, after giving effect to proration in accordance with the terms of the Tender Offer because Debentures in aggregate principal amount at maturity of more than $514,286,000 were tendered.

The Company accepted for payment from the Limited Partnerships Debentures in aggregate principal amount at maturity of $216,369,000 on the Tender Offer Expiration Date which prior to the Rights Offering was convertible into 8.6734 shares of Common Stock per $1,000 principal amount at maturity.

On July 30, 1999, the Company reported that as a result of the Rights Offering, the Conversion Rate of the Debentures has been adjusted to 9.1469 shares of Common Stock per $1,000 aggregate principal amount at maturity of Debentures. The Debentures are convertible at any time prior to maturity.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 1,825,611 shares of Common Stock by reason of the ownership by the Limited Partnerships of $199,588,000 principal amount in Debentures.






By: s/ Roger S. Begelman                                      August 9, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.